Exhibit 3.1

COARI PARTICIPAÇÕES S.A.

CNPJ No. 04.030.087/0001-09

NIRE 35300180623

Publicly-Held Company

BY-LAWS

CHAPTER I

Head Office, Corporate Purpose and Duration Period

Article 1 - COARI PARTICIPAÇÕES S.A. is a publicly-held company which is governed by these By-Laws and by applicable legislation.

Article 2 - The principal executive offices of the Company are located in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, 425 – part, Leblon, and may, by resolution of the board of directors, open, maintain and close branches, offices, warehouses or representative agencies, in any part of the national territory or abroad.

Article 3 - The corporate purpose of the company is:

I.	to exercise control over fixed-line telephone public utility companies;

II.	to promote through controlled or affiliated companies the expansion and establishment of fixed-line telephone services in their respective concession areas;

III.	to promote, carry out or direct funding from domestic and foreign sources to be invested by the Company or by its controlled companies;

IV.	to promote and encourage study and research of activities aimed at the development of the fixed-line telephone sector;

V.	to provide through controlled or affiliated companies skilled technical services in the fixed-line telephone sector;

VI.	to promote, encourage and coordinate either directly or through controlled or affiliated companies the education and training of personnel necessary to the fixed-line telephone sector;

VII.	to carry out or promote the import of goods and services to or through controlled and/or affiliated companies;

VIII.	to engage in other activities that are similar to or related to its corporate purposes; and

IX.	to participate in the capital of other companies.

Article 4 - The period of duration of the Company is indefinite.

CHAPTER II

Capital Stock and Shares

Article 5 - The capital stock is R$12,334,064,389.91 (twelve billion, three hundred and thirty-four million, sixty-four thousand, three hundred and eighty-nine reais and ninety-one centavos), represented by 290,665,050 (two hundred and ninety million, six hundred and sixty-five thousand and fifty) shares, composed of 161,990,001 (one hundred and sixty-one million, nine hundred and ninety thousand, and one) common shares and 128,675,049 (one hundred and twenty-eight million, six hundred and seventy-five thousand, and forty-nine) preferred shares, all nominative shares, with no par value.

1st Paragraph - The company is authorized to increase its capital stock up to the limit of 5,000,000,000 (five billion) shares, common or preferred, without an amendment to the By-Laws, upon the resolution of the Board of Directors that shall establish the terms of such increase, respecting the legal limit of 2/3 (two thirds) upon the issuance of new preferred shares without voting rights.

2nd Paragraph - Through the resolution of the Shareholders’ Meeting or of the Board of Directors, the right of first refusal on the issuance of new shares, subscription warrants or convertible debentures, which placement is conducted through sale on the stock market or by public subscription, share swap, or in a public tender offer for the acquisition of control, may be rescinded.

3rd Paragraph - Through the resolution of the Shareholders’ Meeting or of the Board of Directors, the Company’s capital stock may be increased through the capitalization of accumulated profit or through reserves formerly made for this purpose through a Shareholders’ Meeting resolution. The capitalization may be made with no alteration to the number of shares and the balance of reserves less than 1% (one percent) of capital stock may not be capitalized.

4th Paragraph - Each common share corresponds to the right to one vote at the deliberations of the Shareholders’ Meeting.

5th Paragraph - The preferred shares have no right to vote, being assured priority in the payment of the minimum and non-cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company, or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is greater.

6th Paragraph - Considering the provisions set forth in the 5th paragraph, the preferred shares shall be granted the right to vote, through separate voting, in the decisions related to the hiring of foreign entities linked to the controlling shareholders, in the specific cases of management service agreements, including technical assistance.

7th Paragraph - Considering the provisions set forth in the 5th paragraph of this article, the preferred shares shall be granted the right to vote in decisions related to the employment of foreign entities linked to the controlling shareholders, in terms of management services, including technical assistance, and whose values may not exceed 0.2% (zero point two per cent) of the annual sales of its subsidiary Brasil Telecom S.A. with respect to the Fixed Switched Telephone Service, the Telecommunications Transport Network Service and the Mobile Highway Telephone Service, net of tax and contributions.

8th Paragraph - The preferred shares shall temporarily acquire the right to vote if the Company fails to pay minimum dividends for 3 (three) consecutive fiscal years to its holders, in accordance with the terms of the 5th paragraph of this article, until the payment of such amount by the Company.

9th Paragraph - The preferred shares will have the right to elect, jointly and though separate voting, one member of the Board of Directors.

10th Paragraph - The bylaw amendment to the provisions of the 9th paragraph hereof shall be subject to the approval of the holders of preferred shares joined in a special meeting, pursuant to the Sole Paragraph of Section 18 of Law 6,404/76.

11th Paragraph - The company is authorized to issue non-voting preferred shares up to the limit of 2/3 (two thirds) of the total of shares issued by the Company, and in the event of the issuance of preferred shares it will be possible to change the former proportion existent between common and preferred shares.

12th Paragraph - The shares of the Company are book-entry shares, and are kept at a deposit account at a financial institution in the name of the respective holders, with no issuance of certificates.

CHAPTER III

Shareholder’s Meeting

Article 6 - The Shareholders’ Meeting has authority to resolve on all business relating to the Company’s purposes and to take the resolutions it deems necessary for its protection and development.

Article 7 - The Shareholders’ Meeting is summoned by the Board of Directors, or in the form set forth in the Sole Paragraph of Article 123 of Law No. 6,404/76. Whenever the Board of Directors summons a Shareholders’ Meeting, it is up to the Chairman to co-substantiate the act.

Article 8 - The Shareholders’ Meeting shall be instated and presided over by the Chairman of the Board of Directors and, in his absence or due to his impediment, the Shareholder’s Meeting shall be instated and presided over by any Officer or by an attorney-in-fact duly vested with specific powers for this purpose. In the case of absence or impediment of the officers or their attorneys-in-fact, pursuant to the mechanism of this article, the Shareholders’ Meeting has the power to elect the president of the meeting.

Sole Paragraph - The President of the Meeting will choose one or more secretaries.

Article 9 - The discussions and deliberations of the Shareholders’ Meeting shall be written in the book of minutes, signed by the members of the Board of Directors and by the shareholders present, who represent, at least, the majority required for the deliberations assumed.

1st Paragraph - The minutes may be drafted in summarized form, including manifestations and protests.

2nd Paragraph - Except in the event of deliberations to the contrary at the Meeting, the minutes shall be published with the omission of the signatures of the shareholders.

Article 10 - The Annual General Meeting shall meet in the four first months subsequent to the end of the fiscal year, and shall resolve on the matters of its authority, in accordance with the provisions set forth by the applicable law.

Article 11 - The Extraordinary General Meeting shall meet, whenever the corporate interests require the pronouncement of the shareholders and in the events provided for in applicable law or in these By-Laws.

Article 12 - Besides the duties provided for under applicable law, the Shareholders’ Meeting shall be solely responsible for establishing the total compensation of the members of the Board of Directors and of the Executive Board and the individual compensation of the members of the Fiscal Council.

CHAPTER IV

Company’s Management

Section I

General Rules

Article 13 - The Company will be managed by a Board of Directors and an Executive Board, their members being exempt from providing bond in order to exercise their functions.

1st Paragraph - The Board of Directors, a collegiate resolution body, shall exercise the senior management of the Company.

2nd Paragraph - The Executive Board is the executive management body of the Company, and each one of its members shall act according to his or her respective competence, established by these By-Laws and by the Board of Directors.

Article 14 - The officers shall take office according to the terms drawn up in the Book of Minutes of the Board of Directors or the Executive Board’s Meetings, as applicable.

Section II

Board of Directors

Article 15 - The Board of Directors shall be composed of at least 3 (three) and no more than 7 (seven) effective members and the same number of alternates, always keeping an odd number of members, including the representative of the holders of the preferred shares. The members of the Board of Directors will hold their offices for three (3) annual periods, an annual period being considered the time period between two (2) Annual General Meetings.

1st Paragraph - The members of the Board of Directors shall be elected by the Shareholders’ Meeting, as set forth in the 9th paragraph of Article 5.

2nd Paragraph - The members of the Board of Directors shall take office through the signing of the respective instrument of investiture, written in the appropriate book.

Article 16 - The Board of Directors shall have a Chairman who will be elected annually by the majority of the Board of Directors.

1st Paragraph - In the event of a vacancy in the office of Director, including the Chairman, his alternate will take the office, completing the term of office of the Director replaced.

2nd Paragraph - In his absences or temporary impediments, each Director will be substituted by his alternate, specifically for each meeting. In the event of absences or temporary impediments of the Chairman of the Board of Directors, he will be substituted by his alternate in the respective meetings, the Board of Directors being temporarily presided over by one of the Directors appointed by the Chairman himself.

3rd Paragraph - In the event of a vacancy of the office of Director and in the absence of his alternate to fulfill the remaining term of office, the replacement thereof will be appointed by the remaining Directors until the next Shareholder’s Meeting that is held, in accordance with Brazilian law.

Article 17 - The Board of Directors shall meet, ordinarily, quarterly according to the calendar year and, extraordinarily, whenever necessary by the call of the Chairman or of any two (2) Directors.

1st Paragraph - The meetings of the Board of Directors shall be called in writing, with a minimum 5 (five) business days prior notice addressed to all Directors, specifying the date, place and time where the meeting will be held and the agenda that shall be submitted to resolution.

2nd Paragraph - Notwithstanding the provision established in this Article, a Board of Directors’ meeting in which all the members, either actual or alternate, attend shall be deemed regular.

Article 18 - The quorum for installation of the meetings of the Board of Directors will be the majority of the members and resolutions will be taken by a majority of votes of the Directors present. The Chairman shall be entitled to, in addition to his own vote, a tie-breaking vote.

Sole Paragraph - The resolutions of the Board of Directors will be constituted in the minutes that shall be signed by all Directors present.

Article 19 - The Board of Directors is responsible for:

I.	establishing the general policy of the Company’s business and monitoring its execution;

II.	calling the Shareholders’ Meetings;

III.	approving and submitting to the Shareholders’ Meetings the financial statements and the Management Report of the Company, including the consolidated financial statements;

IV.	resolving on the distribution of intermediate dividends and interest on shareholders’ equity, pursuant to the terms of the Sole Paragraph of Article 35 herein;

V.	electing and removing, at any time, the Company’s Officers and establishing their duties, subject to the legal and statutory provisions;

VI.	approving, by proposal of the Executive Board, the appointment or removal of an internal audit position;

VII.	approving the Company’s annual budget, the form of the execution thereof and the Company’s annual target and business strategy for the budgeted period;

VIII.	resolving, whenever determined by the Shareholders’ Meetings, on the conditions for the issuance of debentures, as provided for in Section 59, 1st Paragraph, of Law no. 6,404/76;

IX.	approving the Executive Board’s proposal on the Company’s regulation, together with its respective organizational structure;

X.	monitoring the management of the Company’s Officers, examining, at any time, the Company’s books and records, requesting information about agreements entered into or about to be entered into and about any other acts;

XI.	appointing and removing the Company’s independent auditors;

XII.	approving and amending the Internal Regulation of the Board of Directors;

XIII.	approving the increase in the interest held in controlled or affiliated companies, either within the country or abroad, the organization of wholly-owned subsidiaries of the Company, the Company’s interest in the capital of other companies, in the country and abroad, and the whole or partial disposal of such interest;

XIV.	authorizing the purchase of shares issued by the Company for purposes of cancelling or holding in treasury and subsequent disposal;

XV.	authorizing the issuance of business promissory notes (“commercial paper”);

XVI.	approving and defining the terms and conditions of any issuance of shares and subscription warrants within the limit of the authorized capital;

XVII.	approving investments which exceed R$10,000,000.00 (ten million reais), when they are not provided for in the Company’s budget;

XVIII.	approving any loan, financing or granting of any collateral or personal security made by the Company, within the period comprised by the budget then in effect, which, individually or cumulatively, exceeds the value of R$10,000,000.00 (ten million reais);

XIX.	authorizing the execution of agreements of any nature, including transactions and waivers, which imply obligations of the Company or which represent values in an amount that exceeds R$10,000,000.00 (ten million reais), that are not provided for in the Company’s budget;

XX.	subject to the provisions of other sub-clauses hereof with respect to permanent assets, authorizing the Executive Board to acquire, dispose of and constitute mortgages or encumbrances of any nature upon permanent assets of the Company, in amounts representing liability equal to or in excess of R$10,000,000.00 (ten million reais), and which are not provided for in the Company’s annual budget;

XXI.	establishing the guidelines related to the compensation criteria of the Company’s officers, as well as distributing the aggregate compensation amount defined by the Shareholders’ Meeting among the Directors and Officers of the Company, establishing their individual compensation;

XXII.	approving, by proposal of the Executive Board, the institution in which the Company’s shares shall be kept in a deposit account;

XXIII.	appointing the Company’s representatives in the management bodies of the companies of which the Company has interests in capital stock, as shareholder or quotaholder;

XXIV.	determining the votes to be cast by the Company’s representative in the shareholders’ meetings of its subsidiaries;

XXV.	authorizing the provision of guaranties by the Company on behalf of controlled companies and third parties;

XXVI.	approving any individual operation whose value exceeds R$10,000,000.00 (ten million reais), between the Company and its subsidiaries, on one side, and its shareholders, its subsidiaries, its associated, controlling companies or companies under joint control on the other side;

XXVII.	authorizing the waiver of rights of shares, debentures convertible into shares or subscription warrants issued by controlled companies, irrespective of their values;

XXVIII. authorizing	investments in new businesses;

XXIX.	authorizing the Company, as well as its affiliated and controlled companies, to enter into, amend or terminate shareholders’ agreements;

XXX.	authorizing the practice of gratuitous acts benefiting employees or the community, considering the social liabilities of the Company, and the rendering of guaranties for employees in case of interstate and/or intermunicipal transfers and/or reallocations shall not be deemed a matter requiring the previous approval of the Board of Directors; and

XXXI.	performing any other functions or resolving on any other matters which are not within the scope of the Shareholders’ Meeting, as expressly defined herein and in applicable law.

Section III

Executive Board

Article 20 - The Company’s Executive Board will be composed of, at least, two (2) and, at most, ten (10) members, of which one is the Chief of Executive Officer, one is the Chief of Financial Officer, the other members being Officers without any specific designation, subject to the 1st Paragraph hereinafter.

1st Paragraph - The Board of Directors will appoint among any of the Officers one that will act as Investors Relations Officer, which function may be performed either cumulative or not, as resolved by the Board of Directors at the time of the election, who will represent the Company before the regulatory bodies of the capital markets. Such office shall always be kept occupied.

Article 21 - The members of the Executive Board shall be elected by the Board of Directors for a term of three fiscal years, a fiscal year being considered the time period between two (2) Annual General Meetings.

Article 22 - In his absences and temporary impediments, the Chief of Executive Officer will be substituted by any Officer appointed by him.

1st Paragraph - In the event of absence or temporary impediment of the Chief of Executive Officer and of the Officer appointed by him, the position of the Chief Executive Officer shall be exercised by one of the members of the Executive Board appointed by the absent or impaired Officer who is exercising such duties, in compliance with the introduction of this Article.

2nd Paragraph - In the event of absence or temporary impediment of one of the other members of the Executive Board, the office shall be exercised jointly by an Officer appointed by the Executive Board.

3rd Paragraph - In the event of a vacancy of the position of Officer, a Board of Directors’ Meeting shall be convened within a maximum term of thirty (30) days for the election of a substitute in order to exercise the office for the remaining term. In the event of a vacancy of the offices of Chief of Executive Officer, Chief of Financial Officer or Investor Relations Officer, and until the Board of Directors resolves on this matter, the duties concerning such office shall be exercised jointly by an Officer appointed by the Executive Board.

Article 23 - The Executive Board, as a collegiate body, is responsible for:

I.	establishing specific policies and guidelines derived from the general business guidance defined by the Board of Directors;

II.	developing the budget, its manner of execution and the Company’s general plans, submitting them to the approval of the Board of Directors;

III.	presenting, from time to time, to the Board of Directors, the general evolution of the business of the Company;

IV.	submitting to the Board of Directors a proposal for appointment or dismissal of the internal auditor;

V.	proposing to the Board of Directors the disposal of Company’s fixed assets;

VI.	presenting proposals to the Board of Directors on the Company’s Internal Regulations, together with the respective organizational structure;

VII.	inspecting the Balance Sheet and other financial statements and the Annual Report of the Company, as well as the proposal for the allocation of profits, submitting them to the Fiscal Council, the Independent Auditors and the Board of Directors;

VIII.	presenting proposals to the Board of Directors of a plan for offices and salaries, personnel regulations, the Company’s personnel and a plan of benefits and advantages of the Company;

IX.	deciding on the execution and implementation of its plans and programs related the training and management of human resources;

X.	organizing and extinguishing branches, agencies, offices and departments;

XI.	submitting to the Board of Directors contracting of insurance policies in the Company’s interest, whose insured object is equal to or greater than R$10,000,000.00 (ten million reais);

XII.	submitting to the Board of Directors reports containing evidence of the development of judicial and administrative proceedings of Company’s interest;

XIII.	submitting for the previous approval of the Board of Directors, contracts of any nature, including transactions and waivers of rights which imply liabilities to the company in amount greater than R$10,000,000.00 (ten million reais), irrespective of the forecast in Company’s budget; and

XIV.	resolving on other matters deemed as within the joint competence of the Executive Board or which are ascribed to the Executive Board by the Board of Directors.

Article 24 - The Executive Board shall meet whenever is necessary and its call shall be made by the Chief of Executive Officer, who shall also preside over the meeting, at least two (2) business days in advance.

1st Paragraph - The quorum required for installing the Executive Board Meetings is the majority of the acting members and the resolutions shall be taken by the favorable vote of the majority of Officers present at the Meeting.

2nd Paragraph - The minutes of the meetings and the deliberations of the Executive Board shall be written in the appropriate book.

Article 25 - The Company shall be represented, either actively or passively, in any act which may create obligations or exempt third parties from obligations to the Company, by two Officers jointly, or by two attorneys-in-fact appointed on the same instrument, in the form below, through a power of attorney specifying the relevant acts which may be practiced accordingly.

Sole Paragraph - The powers of attorney granted by the Company shall be executed by two (2) Officers jointly, being one of them, necessarily, the Chief Executive Officer, defining completely and accurately in the respective documents, the powers granted and the term of office, which, except for powers of attorney granted to attorneys to represent the Company in administrative or judicial proceedings, shall not exceed one (1) year. Besides restricting the term, ad negotia powers of attorney shall forbid substitution.

Article 26 - The Chief of Executive Officer shall define the duties of each of the Officers, respecting the limits established by the Board of Directors of the Company in such respect. It is hereby determined that the Investor Relations Officer shall represent Company before the capital market regulatory bodies, as provided for in Instruction No. 202/93, amended by Instruction No. 309/99, both issued by the Comissão de Valores Mobiliários.

CHAPTER V

Fiscal Council

Article 27 - The Company shall have a permanent Fiscal Council comprised of 3 (three) to 5 (five) effective members and the same number of alternate members.

Article 28 - The mandate of the Fiscal Council members ends at the first Annual Shareholders’ Meeting subsequent to the respective election, with reelection of the members being allowed. The Fiscal Council members shall remain in their positions until their successors take office.

Sole Paragraph - The Fiscal Council members, at their first Meeting, will elect their Chairman, who will be in charge of remitting the deliberations of the body.

Article 29 - The Fiscal Council may request that the Company appoint a qualified person to act as secretary and render technical assistance to the Fiscal Council.

Article 30 - The Fiscal Council shall meet, ordinarily, once every month and, extraordinarily, when required.

1st Paragraph - The Meetings are summoned by the Chairman of the Fiscal Council or by 2 (two) members of the Fiscal Council.

2nd Paragraph - The Fiscal Council deliberates by majority of votes, with the presence of the majority of its members.

3rd Paragraph - The members of the Fiscal Council may participate in the meetings of that body by means of conference call, videoconference, or by any other means allowing all members to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all those present before the next meeting.

Article 31 - The effective members of the Fiscal Council are replaced, in their absence or impediment, by their respective alternate member.

Article 32 - If a member of the Fiscal Council is absent, without just cause, from 2 (two) consecutive or 3 (three) separated meetings during the same fiscal year, his position will be declared vacant, except in the cases of death, resignation, destitution and other terms set forth by law.

Sole Paragraph - In case there is a vacancy for an effective member’s position in the Fiscal Council and if the alternate member does not replace the effective member, the Fiscal Council shall meet to elect a replacement.

CHAPTER VI

Fiscal Year and Financial Statements

Article 33 - The fiscal year shall have the duration of one (1) year and shall end at the last day of the month of December of each year.

Article 34 - At the end of each fiscal year the financial statements shall be prepared, based on the Company’s commercial accounting and evidenced on the balance sheet, accrued profit and loss statement, income statement and statement of sources and uses of funds, in both national currency and in a currency with constant purchasing power.

Article 35 - The Board of Directors shall present in the Shareholders’ Meeting, in combination with the financial statements, the proposal for the destination of the net profit of the period, as set forth by the dispositions of these By-Laws and the law.

Sole Paragraph - 25% of the net profit obtained in the fiscal year and adjusted, as set forth in Article 202 of the Law No. 6,404/76, shall be destined to the payment of mandatory dividends to all shareholders.

2nd Paragraph - The dividends shall be paid first to the preferred shares up to the limit of preference, followed by the dividends of the holders of common shares up to the limit of the preferred shares; the balance shall be apportioned to all the shares, under equal conditions.

3rd Paragraph - Except when stated otherwise by the Shareholders’ Meetings, the dividends shall be paid “pro rata die,” subsequent to the realization of capital.

4th Paragraph - After the payment of the minimum required dividend, a Shareholders’ Meeting will determine the destination of the remaining balance of the net profit of the period, which, by proposal of the Board of Directors, may be used in the proportions in which they are determined by the Shareholders’ Meeting, as: (i) supplementary dividend payment to the shareholders; (ii) transfer to the following year, as accumulated earnings, as long as duly justified by the managers to finance the investment plan set forth in the capital budget, with respect to the limits established in law.

Article 36 - The Board of Directors may, at any time (i) provide balance sheets every six (6) months or lesser periods and, based on them, declare dividends; and (ii) declare intermediate dividends on the account of accumulated earnings or of reserves of the existing profits in the last annual or semi-annually balance sheet.

Article 37 - The Company may, by deliberation of the Board of Directors, pay or credit, in lieu of dividends, interest on shareholders’ equity. The interest will be compensated in the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.

Sole Paragraph - The Board of Directors may authorize the Executive Board to resolve on the matter addressed in the heading of the present article.

Article 38 - The Company may, by deliberation of the Shareholders’ Meeting, and respecting the limits established in law, grant profit sharing to its managers and employees.

CHAPTER VII

Liquidation

Article 39 - The Company will enter into liquidation in the cases set forth in law or through the deliberation of the Shareholders’ Meeting and will be extinguished by the termination of the liquidation.

Sole Paragraph - The Shareholders’ Meeting shall elect the liquidator and the Fiscal Council for the liquidation period, the guidelines to follow and establish their fees.

CHAPTER VIII

General Provisions

Article 40 - The dividends and interest on shareholders’ equity not received or requested shall lapse after a period of three (3) years, counted from the date such dividends or interest on shareholders’ equity were made available to the shareholder and shall inure to the benefit of the Company.

Article 41 - The Company shall comply with the Shareholder Agreements duly registered, as set forth in Article 118 of the Law No. 6,404/76, and the management shall refrain from registering transfers of shares which are contrary to the respective terms and the President of the Shareholders’ Meeting shall refrain from counting the votes contrary to such agreements.